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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/06
(MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

J. BRIAN SCHAER, SOLE PROPRIETOR

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1910-A
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan **(312) 663-8466**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Brian Schaer**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Brian Schaer, Sole Proprietor** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Sole Proprietor

Title

Subscribed and sworn to before me this

26th day of February, 2007



"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

J. BRIAN SCHAER, SOLE PROPRIETOR

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2006

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Sole Proprietor
J. Brian Schaer, Sole Proprietor

We have audited the accompanying statement of financial condition of J. Brian Schaer, Sole Proprietor (the "Sole Proprietor") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Sole Proprietor. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Sole Proprietor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. Brian Schaer, Sole Proprietor as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 22, 2007

J. BRIAN SCHAER, SOLE PROPRIETOR

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Receivables from brokers and dealers	$ 2,440,341
Securities owned, at market	80,109,557
Investment in broker-dealer	50,000
	$ 82,599,898

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Liabilities	
Securities sold, not yet purchased, at market	$ 71,261,141
Sole Proprietor's Capital	11,338,757
	$ 82,599,898

See accompanying notes.

J. BRIAN SCHAER, SOLE PROPRIETOR

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

1. Organization and Business

J. Brian Schaer, Sole Proprietor (the "Sole Proprietor") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Sole Proprietor engages primarily in the proprietary trading of exchange-traded equity securities, equity options, index options, futures contracts and options on futures contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Sole Proprietor's financial position at December 31, 2006, nor material to the results of its operations for the year then ended.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the income tax return of the Sole Proprietor.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Sole Proprietor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Stocks	$ 39,702,839	$ 56,485,507
Options	40,406,718	14,775,634
	$ 80,109,557	$ 71,261,141

4. Clearing Agreement

The Sole Proprietor has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Sole Proprietor has invested $50,000 in the preferred shares of ML-PRO. The Sole Proprietor's investment in ML-PRO is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Sole Proprietor maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock interest.

5. Derivative Financial Instruments and *Off-Balance* Sheet Risk

In the normal course of business the Sole Proprietor enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading loss in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Sole Proprietor receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Sole Proprietor to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Sole Proprietor's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Sole Proprietor is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Sole Proprietor attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Credit Concentration

At December 31, 2006, a significant credit concentration consisted of approximately $11.3 million, representing the market value of the Sole Proprietor's trading accounts carried by its clearing broker, ML Pro Clearing Corp. The Sole Proprietor does not consider any credit risk associated with this receivable to be significant.

7. Net Capital Requirements

The Sole Proprietor is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Sole Proprietor is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2006, the Sole Proprietor had net capital and net capital requirements of $3,608,872 and $100,000, respectively.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **J. BRIAN SCHAER, SOLE PROPRIETOR** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$	11,338,757	[3480]
2.	Deduct: Ownership equity not allowable for net capital							[3490]
3.	Total ownership equity qualified for net capital					$	11,338,757	[3500]
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$	-	[3520]
	B. Other (deductions) or allowable subordinated liabilities							[3525]
5.	Total capital and allowable subordinated liabilities					$	11,338,757	[3530]
6.	Deductions and/or charges:							
	A. Total non-allowable assets from Statement of Financial Condition (Investment in broker-dealer)			$ 50,000	[3540]			
	1. Additional charges for customers' and non-customers' security accounts				[3550]			
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]			
	B. Aged fail-to-deliver				[3570]			
	1. Number of items		[3450]					
	C. Aged short security differences- less reserved of		[3460]		[3580]			
	2. Number of items		[3470]					
	D. Secured demand note deficiency				[3590]			
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]			
	F. Other deductions and/or charges (Contributed capital to be withdrawn within one year)			299,000	[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]			
	H. Total deduction and/or charges					$	(349,000)	[3620]
7.	Other additions and/or allowable credits (List)							[3630]
8.	Net Capital before haircuts on securities positions					$	10,989,757	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):							
	A. Contractual securities commitments				[3660]			
	B. Subordinated securities borrowings				[3670]			
	C. Trading and Investment securities							
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]			
	2. U.S. and Canadian government obligations				[3690]			
	3. State and municipal government obligations				[3700]			
	4. Corporate obligations				[3710]			
	5. Stocks and warrants				[3720]			
	6. Options				[3730]			
	7. Arbitrage				[3732]			
	8. Other securities			$ 6,901,434	[3734]			
	D. Undue concentration			479,451	[3650]			
	E. Other (List)				[3736]	$	(7,380,885)	[3740]
10.	Net Capital					$	3,608,872 OMIT PENNIES	[3750]

Note: There are no material differences between the audited computation of net capital and that per the Company's amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **J. BRIAN SCHAER, SOLE PROPRIETOR** as of **December 31, 2006**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ -	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 3,508,872	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 3,608,872	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness				[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Sole PROPRIETOR(contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

J. BRIAN SCHAER, SOLE PROPRIETOR

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

J. BRIAN SCHAER, SOLE PROPRIETOR

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2006

The Sole Proprietor did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

J. BRIAN SCHAER, SOLE PROPRIETOR

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2006

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Sole Proprietor of
J. Brian Schaer, Sole Proprietor

In planning and performing our audit of the statement of financial condition of J. Brian Schaer, Sole Proprietor (the "Sole Proprietor") as of December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Sole Proprietor, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Partnership in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Sole Proprietor does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Sole Proprietor is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Sole Proprietor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that the Sole Proprietor, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2006, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 22, 2007

END